August 13, 2014

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewcz

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

202.551.6961

Re:	The Taiwan Fund, Inc. (“Registrant”)
(File No. 811-04893)

Dear Mr. Grzeskiewicz:

This letter is written in response to the comments that you provided on August 8, 2014 regarding the preliminary proxy statement for the above-referenced Registrant, which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on July 30, 2014. The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: Pursuant to Schedule 14A, Item 22(c)(9), provide the aggregate advisory fees paid during the previous year and the amount of advisory fees the new investment adviser would have received had the proposed advisory fees been in effect for the previous year. If there is a difference between the aggregate advisory fees paid during the previous year and the amount of advisory fees the new investment adviser would have received had the proposed advisory fees been in effect for the previous year state that difference as a percentage.

Response: The Registrant will provide the disclosure required by Schedule 14A, Item 22(c)(9).

2. Comment: Please confirm whether the proposed advisory fees payable to JF International Management Inc. (JFIMI”) are higher than the advisory fees payable under the prior investment advisory agreements with Allianz Global Investors U.S. LLC (“Allianz”) and Martin Currie, Inc. (“Martin Currie”).

Response: The Registrant confirms that the proposed advisory fees payable to JFIMI are higher than the advisory fees payable under the prior investment advisory agreement with Allianz and the same as the advisory fees payable under the prior investment advisory agreement with Martin Currie.

3. Comment: In the discussion of “Approval Process and the Factors Considered by the Board of Directors in Approving the Proposed Agreements,” please confirm that the Fund has complied with the requirements of Schedule 14A, Item 22(c)(11).

Response: The Registrant confirms that it has complied with the requirements of Schedule 14A, Item 22(c)(11).

If you have any further comments or questions, please contact me at (617) 662-1504.

Sincerely,

/s/ Brian F. Link
Brian F. Link
Secretary of The Taiwan Fund, Inc.

Cc: Leonard Mackey, Esq. – Clifford Chance US LLP